October 11, 2023

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington DC 20549

Re:VV Markets LLC

Offering Statement on Form 1-A

Post-qualification Amendment No. 14

Filed September 28, 2023

File No. 024-11306

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated October 10, 2023 from the staff of the Division of Corporate Finance - Office of Trade and Services (the “Staff”) regarding the Offering Statement of VV Markets LLC (the “Company”), which we have set out below, together with our responses.

Amendment No. 14 to Offering Statement on Form 1-A filed September 28, 2023

Note 3 - Related Party Transactions, page F-51

1. Please revise to include an explanation for the series names that are accompanied by an asterisk.

The Company has rectified the inadvertent inclusion of asterisks alongside the series names in this table by removing them. This correction was made to eliminate any confusion or ambiguity associated with the presence of these asterisks, which were not intended to be included.

General

2. We note your revised disclosure under your Series Offering Table on page VII, that Series’ VV-RBV1, VV-AMW1, VV-MACAL6, and VV-SUPR2 have closed as of the date of this offering circular and, as a result, you have removed underlying asset description of these series on page 39. However, on page 150-151, you indicate that Series VV-MACAL6 has not yet closed. Please revise your Security Ownership of Management and Certain Securityholders table to reconcile or explain the inconsistencies.

The Company has removed the asterisk in the table on page 150 of the Offering Circular that mistakenly indicated Series VV-MACAL6’s offering was still open to clarify that the Series VV-MACAL6 offering is now closed.

Thank you again for the opportunity to respond to your questions to the offering statement of VV Markets LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Nick King

Chief Executive Officer and Director of VinVesto, Inc., the Manager of the Company